As filed with the Securities and Exchange Commission on May 30, 2003.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 2)

TEMPLETON DRAGON FUND, INC.
(Name of Subject Company (issuer))

TEMPLETON DRAGON FUND, INC.
(Name of Filing Person (offeror))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

88018T101
(CUSIP Number of Class of Securities)

Barbara J. Green, Esq.
Templeton Dragon Fund, Inc.
Broward Financial Centre
500 E. Broward Blvd., Suite 2100
Ft. Lauderdale, FL 33394-3091
Tel: (954) 527-7500
Fax: (954) 847-2288

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

John F. Della Grotta, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive Costa Mesa, California 92626-1924 Tel: (714) 668-6200 Fax: (714) 979-1921	Bruce G. Leto, Esq. Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Tel: (215) 564-8000 Fax: (215) 564-8120

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$63,236,038 (a)	$5,116 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 6,656,425 shares in the offer, based upon a price of $9.50 (92.5% of the net asset value per share of $10.27 on April 17, 2003).

(b)	Calculated at $80.90 per $1,000,000 of the Transaction Value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$5,116 Schedule TO Templeton Dragon Fund, Inc. April 24, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Item 12. Exhibits
SIGNATURE
EXHIBIT (A)(5)(II)

     This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 30, 2003 by Templeton Dragon Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 6,656,425 shares of its issued and outstanding common stock, par value $0.01 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits

The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO

Exhibit No.	Description

(a)(5)(ii)	Text of press release dated and issued on May 30, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEMPLETON DRAGON FUND, INC.

	By:	/s/ Barbara J. Green

Name: Barbara J. Green, Esq. Title: Vice President and Secretary
Dated: May 30, 2003